GILGAL GENERAL, INC.

Financial Statements For The Year Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of GILGAL GENERAL, INC.

We have reviewed the accompanying consolidated financial statements of GILGAL GENERAL, INC. (the "Company"), which comprise the Balance Sheets as of December 31, 2020 & 2019, and the related Profit & Loss Statements, Statements of Shareholders Equity, and Statements of Cashflows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA

Naperville, IL
March 8, 2021

GILGAL GENERAL, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Total Revenue	$ -	$ -
Gross Profit	-	-
Operating Expense		
Website & Internet Expense	1,698	-
Server Expense	662	-
Filing Fees	-	500
Marketing Expense	500	244
Bank Fees	375	-
Professional Fees	258	-
Total Operating Expenses	3,493	744
Net Income From Operations	(3,493)	(744)
Other Income (Expense)	-	-
Net Income Before Provision for Income Tax	(3,493)	(744)
Provision for Income Taxes	-	-
Net Income (Loss)	$ (3,493)	$ (744)

GILGAL GENERAL, INC.
BALANCE SHEET
DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,432	$ -
TOTAL CURRENT ASSETS	1,432	-
NON-CURRENT ASSETS		
Capitalized Software/Trading Application Development	156,771	-
TOTAL NON-CURRENT ASSETS	156,771	-
TOTAL ASSETS	158,203	-
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	156,771	-
TOTAL CURRENT LIABILITIES	156,771	-
NON-CURRENT LIABILITIES		
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	156,771	-
OWNER'S EQUITY		
Common Stock (5,000,000 issued @ $0.00001 par)	50	50
Common Stock - APIC	5,619	694
Retained Earnings (Deficit)	(744)	-
Net Income (Loss)	(3,493)	(744)
TOTAL SHAREHOLDERS' EQUITY	1,432	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 158,203	$ -

GILGAL GENERAL, INC.

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$ (3,493)	$ (744)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,493)	(744)
INVESTING ACTIVITIES		
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Owner's Contribution (net)	4,925	744
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	4,925	744
NET INCREASE (DECREASE) IN CASH	1,432	-
CASH AT BEGINNING OF PERIOD	-	-
CASH AT END OF PERIOD	$ 1,432	$ -

GILGAL GENERAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
December 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ -	$ -	$ -
Net Income for the period ending December 31, 2019	-	(744)	(744)
Equity Contributions (Distributions)	-	744	744
Balance, December 31, 2019	**$ -**	**$ -**	**$ -**
Balance, December 31, 2019	$ -	$ -	$ -
Net Income for the period ending December 31, 2020	-	(3,493)	(3,493)
Equity Contributions (Distributions)	-	4,925	4,925
Balance, December 31, 2020	**$ -**	**$ 1,432**	**$ 1,432**

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Gilgal General, Inc. (the "Company") is developing an electronic exchange trading platform for global annuities on its GAPEX platform. The Company is also working on developing clearing and settlement services for exchange-traded annuities and "other" over-the-counter annuities through its clearinghouse - Gilgal General Clearing. The Company's products and services will assist insurers and re-insurers around the world to effectively manage risk and achieve growth.

The Company will provide clearing, settlement, risk management, central counterparty services, and a guarantee of completion for certain transactions for virtually all insurer-to-insurer trades involving exchange traded annuities through its trade execution platform - GAPEX. Gilgal General Clearing is developing trade applications that will net all exchange traded annuity contract trades and payments among its insurer and re-insurer participants, reducing the value of contracts and payments that need to be exchanged. The clearing platform will clear and settle all its exchange traded annuities on the platform within a "T+2" basis. The technology infrastructure will also provide real-time trade matching (RTTM), clearing, risk management, and netting for all exchange traded annuities in the U.S. market.

With a range of pre- and post-trade products and services under development which will underpin the entire lifecycle of exchange traded annuities, The Company is working on application developments for trade optimization and reconciliation services and trade processing services.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalized Software/Trading Application Development

The Company accounts for costs incurred to develop Software/Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, & 2019, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.
The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members

NOTE C – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of December 31, 2020, & December 31, 2019, 5,000,000 shares have been issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 8, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.